UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 11, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cornerstone Therapeutics Inc.

File No. 0-50767 - CF#22856

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Cornerstone Therapeutics Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 5, 2008.

Based on representations by Cornerstone Therapeutics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 31, 2011
Exhibit 10.2	through December 31, 2011
Exhibit 10.3	through November 4, 2013
Exhibit 10.4	through November 4, 2013
Exhibit 10.5	through November 5, 2013
Exhibit 10.6	through November 1, 2018
Exhibit 10.8	through November 1, 2018
Exhibit 10.9	through November 1, 2018
Exhibit 10.10	through November 1, 2018
Exhibit 10.11	through January 1, 2017
Exhibit 10.12	through November 5, 2013
Exhibit 10.13	through November 5, 2013
Exhibit 10.15	through November 4, 2013
Exhibit 10.16	through November 4, 2018
Exhibit 10.17	through October 31, 2018
Exhibit 10.18	through November 4, 2013
Exhibit 10.19	through November 4, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel